NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004137

Received SEC

FEB 11 2009

Washington, DC 20549

February 11, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Re: Bank of America Corporation
Incoming letter dated December 19, 2008

PROCESSED
MAR 2 2009 E

Dear Mr. Gerber:

This is in response to your letters dated December 19, 2008 and January 23, 2009 concerning the shareholder proposal submitted to Bank of America by John Harrington. We also have received letters on the proponent's behalf dated January 19, 2009 and January 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

February 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2008

The proposal would amend the bylaws to establish a board committee on U.S. Economic Security and authorize the chairman of the board to appoint the members of the committee.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Bank of America to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 26, 2009

via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted October 30, 2008 to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2009 Proxy Materials on Behalf of Harrington Investments – **Second Proponent Response including Revised Statement regarding State Law Issues**

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the company's second letter dated January 23, 2009, sent to the Securities and Exchange Commission by the Company, responding to our prior letter of January 19, 2009, which was in response to the company's original no action request of December 19, 2008.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

Response

At the outset, we note that two different companies that received this shareholder resolution have challenged it in no action letter requests. In addition to Bank of America, the resolution was also challenged by Citigroup, in a letter of December 19, 2008. We were responsible for responding to both letters, and the two companies made different but overlapping assertions. Because Citigroup made more extensive state law claims, we generally used portions of the Citigroup response letter as a template for responding to Bank of America's more limited assertions. Unfortunately, in our use of the template from the Citigroup letter, we inadvertently included a few irrelevant passages in our Bank of America response.

Accordingly, we are beginning this letter with a complete restatement of our response to Bank of America's state law claims, both to eliminate the irrelevant passages, and to respond in a single location to both the company's prior arguments and their latest arguments on these Delaware law points. We hope that having our single consolidated argument regarding the Delaware law questions asserted by Bank of America will simplify matters for the staff. We apologize for any confusion or inconvenience, and recommend that Staff use the following restatement regarding the state law issues, and our original letter of January 19, 2009 for the other elements of the company's arguments.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

RESTATED RESPONSE REGARDING DELAWARE LAW CLAIMS IN BANK OF AMERICA'S NO ACTION REQUEST[1]

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, and also that as a result of the foregoing the company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either 14a-8 assertion.

Initially, it should be noted that Staff Legal Bulletin No.14B provides "Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position." In the present case, the proponent's counsel is not licensed in the state of Delaware, however, our comments involve analysis of a question of federal law, namely whether the cases and statutory provisions cited by the company meet the company's burdens of proof as provided under rules 14a-8(i)(2) and 14a-8(i)(6). We believe we have demonstrated that the Company has not met its burden of proof set forth by SEC staff legal bulletins and precedents. We rely on readily available leading academic analysis, and the cases and statutes cited by the company to draw this conclusion.

As the Division of Corporation Finance has said with regard to such state law questions, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company,

[1] **As noted above, this restated response is edited to eliminate the few irrelevant passages in the prior letter, and to respond to both the first and second letter from Bank of America.**

the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letters and the Richards,

Layton and Finger, PA letters are notable in their failure to show any precedent squarely finding that shareholders cannot amend the bylaws to create a committee or to assign responsibility for appointment of committee members to the Board Chairman, nor even precedents that demonstrate the courts would necessarily make such a finding.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[2] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the present Proposal falls in the latter group -- it does not attempt to direct any particular ordinary business decision, it certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its

[2] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

Based on one of the few Delaware rulings cited by the Company that actually related to bylaw amendments by shareholders (fn 2 to the first letter from its Delaware Counsel, Richards, Layton & Finger PA, hereafter RLF1), the franchise of shareholders to adopt bylaw amendments related to committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *β 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *β 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board... or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

B. The express language of the statute, which allows the directors to "assign" a committee, is not inconsistent with a bylaw amendment which would empower the Chairman of the Board to appoint the members of a shareholder-created committee.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee through resolutions, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The proposed bylaw amendment can certainly be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic, determine its powers, and then appoint its members. But what if shareholders want to create a committee through a bylaw amendment? **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

In light of the above discussion regarding the ongoing contest in Delaware legal decisions between the rights of the Board of Directors and the rights of shareholders, it is equally plausible to the company's analysis that the right of shareholders to enact bylaw amendments would include the ability to "designate" a committee and then to say how such a shareholder-created committee will be appointed. Although the company asserts in its second letter (page 3) that the statute only provides a single means to constitute a board committee, the rights of the shareholders to enact bylaws is generally understood to be broad, and the rights of directors generally yield where there can be consistent interpretation of the statute and a bylaw amendment.

In asserting that the statute only provides a "single" means to constitute a board committee, the company gives short shrift to the reality of how the statute treats the rights of shareholders to amend the bylaws. There is very little information or specification in the Delaware statutes about what kind of bylaw amendments the shareholders can enact. One thing that is apparent however is that the ability of the board to designate committees is lodged by the statute in the ***resolution*** power of the board, which is known under the existing case law (Hollinger) to be lower in the hierarchy of powers and therefore to yield to the rights of shareholders to amend the bylaws.

The company and its Delaware counsel, Richards, Layton & Finger PA, assert in their second letters that:

> The plain meaning of the discretionary language in section 141(c)(2) is that a board of directors may, but is not required to, designate a committee of the board that may, to the extent provided by the board or in the bylaws, exercise all the powers and authority of the board… the discretionary language does not, as the proponent suggests, permit the stockholders to confer upon a single director the power to designate or constitute a committee of the board.

In the present instance, the proposed committee would be established through a bylaw, but would not have the power and authority of the board due to the limitations imposed in the bylaw amendment itself, without further action by the Board of Directors. The question of whether such a bylaw amendment establishing a committee can also designate the chairman of the board to appoint the directors of the committee is not resolved by the discretionary language of the statute.

In attempting to convert the discretionary power of the Board to designate committees into a mandatory framework that would have to apply in the event of a shareholder enacted bylaw amendment, the company cites various general judicial decisions that purportedly would apply to the ostensible "plain meaning" of the statute. These would be the kinds of arguments you would expect the company to make before the Delaware courts in seeking a favorable interpretation of the relative powers of the Board and of the shareholders. But they are not squarely determinative of the present matter, in the sense required by prior SEC Staff decisions.

The closest the company comes to finding a specific judicial precedent that would bind the present matter is where RLF, in its second letter, footnote 1, points to a Delaware Court of Chancery which interpreted similar discretionary language in the context of setting a record date in accordance with section 213 of the General Corporation Law. In re Staples, Inc. Shareholders Litigation, 792 A. 2d 934 (Del. Ch. 2001). This decision, related to whether the board of directors could delegate to the company's chief financial officer a duty to set a record date when the statute provided that the board of directors "may" fix such a record date. It was concluded that the Board of Directors could not so delegate this decision. **But this decision related to whether the board of directors could delegate a discretionary power to the management of the company, not whether the shareholders could use their broad power to enact bylaw amendments that specify a process of appointment for a shareholder created committee.** As such it was not the kind of precedent that could "squarely" predict the outcome of the present matter.

An equally valid and consistent interpretation of the Delaware statutes, including sections 141(c)(2) and 109, other than the one advanced by the Company, is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is the default decision-maker regarding all aspects of such a committee, including the appointment of members.

The company has not met its burden of proving that there are binding judicial precedents to demonstrate otherwise.

RESPONSE REGARDING OTHER ISSUES IN THE COMPANY'S SECOND LETTER

Below in the remainder of this letter we will respond briefly to the other assertions in the January 23 letter from Hunton & Williams. Please continue to refer to our January 19 letter for our full responses to the company's arguments regarding "ordinary business" and "vague and indefinite".

The company does not otherwise lack the power or authority to implement the proposal.

The Company in its January 23 letter continues to assert that because the proposal may among other things implicate Bank of America's influences on other actors in the economy it "is incapable of implementing it." There are innumerable examples of resolutions found to be not excludable by staff in which a company was asked to take actions that might affect its business partners (third parties). These resolutions have included efforts to work with other companies in the supply chain, the development of investment policies, serving as a role model or leader of a sector, etc.

By contrast, the Staff has previously permitted the exclusion of proposals that seek to have companies perform tasks that they truly do not have the authority to perform. In particular, the Staff has acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would ***require intervening actions by third parties*** which are not subject to the company's control. *Putnam High Income Convertible and Bond Fund* (April 6, 2001) (allowing a company to omit a proposal that **unilaterally required the reduction of contractual advisor fees**). The Staff has also agreed that proposals that **require a third party to cooperate** may properly be excluded from a company's proxy materials. *FPL Group, Inc.* (Feb. 23, 1989) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror) and *American Telephone and Telegraph Company* (Dec. 14, 1988) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror). A company may even exclude a shareholder proposal where the request would require a third party's cooperation if it exerts some, but only limited, influence over the third party. For instance in Firestone Tire & Rubber Co. (Dec. 31, 1986) the staff allowed a company to omit a proposal asking the company and its subsidiaries to stop doing business with the government of South Africa. The resolution was excludable because the only relevant subsidiary was one in which it was a minority shareholder and therefore lacked the power or authority to control its activities.

The present proposal is not at all akin to the proposals where only a third party can take the actions requested. The bylaw amendment is not asking the company to take actions or make commitments outside of its own power.

The proposal relates to major public policy issues facing the company, not excludable ordinary business.

After our January 19, 2009 letter was submitted to staff, we learned that the US House of Representatives has passed a TARP reform bill[3] which would allow the US Department of Treasury to sit in on board and committee meetings of companies. If ever there was evidence of what a major public policy issue this resolution presents, the enactment by Congress of an oversight mechanism that would directly interface with the committee we are proposing should be ample evidence that this resolution is not excludable as ordinary business.

In its January 23, 2009 letter, the company asserts that the prior staff decision in Bank of America (January 11, 2007) (barring a proposal to create a vice president for US economy and security) is relevant to the current ordinary business question. However, in that case the company argued extensively, and we believe successfully, that establishing a Vice President position is a role that is reserved to the management, because it relates to employee relations. The meaningful distinction that the company fails to acknowledge is that based on staff precedents, shareholders would lack the ability to designate any Vice President, because it relates to hiring of staff, rather than governance at the board level. The presently proposed board committee, because it relates to governance issues that are clearly within the purview of shareholders, does not encounter the same stumbling block that faced the 2007 resolution.

In its January 23, 2009 letter, the company also asserts that the proponent has failed to distinguish evaluation of risk and legal compliance programs. Because we believe the company's second letter adds nothing new to the argument, we stand by our original letter on these points.

The proposal is not excludably vague or indefinite.

[3] http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=111_cong_bills&docid=f:h384eh.pdf

In its January 23, 2009 letter, the Company also again asserts that the proposal is vague and indefinite. Because we believe the company's second letter adds nothing new to the argument, we stand by our original letter on this point.

As demonstrated above, the Proposal is not excludable under Rules 14a8-(i)(7), 14a8-(i)(2), 14a8-(i)(6), and 14a8-(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 23, 2009

Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

By letter dated December 19, 2008 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by Harrington Investments, Inc. (the "Proponent") from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, Harrington Investments, Inc. submitted a letter (the "Harrington Letter") dated January 19, 2009 to the Division. The Harrington Letter is attached hereto as **Exhibit A**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2009 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, but does not replace, the Initial Letter. A copy of this letter is also being sent to the Proponent.

For ease of reference, we have addressed the points of the Harrington Letter below according to the subheadings used in the Harrington Letter.

"III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW."

The Corporation notes that while the Proponent's counsel, Sanford J. Lewis, addresses the requirements of Delaware law, Mr. Lewis fails to indicate whether he is licensed in the State of Delaware nor does he express a formal legal opinion as to Delaware law. While proponents may, but are not required to submit an opinion of counsel supporting their position, the Division will consider whether counsel giving the opinion is licensed in the jurisdiction where the law is at issue. *See* Staff Legal Bulletin No. 14B (September 15, 2004).

"A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions."

The Proponent argues that Delaware law is unsettled regarding whether "shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter . . . or whether to do so would illegally restrain the discretion of the board to manage the company." Harrington Letter at 1-2. This discussion is completely irrelevant as the Corporation has never contested a stockholder's ability to enact bylaws, including bylaws that establish a board committee. Indeed, in the Initial Letter, the Corporation states, "[a]s a general matter, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws." Initial Letter at 3.

The Proponent's argument is completely misplaced and includes incorrect references. For instance, the Harrington Letter refers to an opinion of "Morris, Nichols," where the Corporation received an opinion from the Delaware counsel of Richards, Layton & Finger, P.A. *See* Harrington Letter at 5. The Harrington Letter also claims that the Corporation asserted "that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away." Harrington Letter at 6. The Corporation never made this argument. By responding to arguments never made by the Corporation, the Proponent buries discussion of the true issue regarding the legality under Delaware law of a single director having sole authority to appoint members of a committee of the board of directors, which is discussed below in Section III.C.

"B. The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company."

As stated above in section III.A., the Corporation does not contest, and did not argue otherwise in its Initial Letter, that its stockholders have a right to amend bylaws and establish a board committee on a specific subject matter.

The Corporation does, however, believe that the Proponent is incorrect in its belief that there are few, if any, limits regarding how members of a board committee are appointed. The Proponent recites *Hollinger Intern., Inc. v. Black*, 844 A.2d. 1022 (Del.Ch. 2004), aff'd, 872 A.2d. 559 (Del. 2005) where the court found that a bylaw amendment took precedence over a board resolution. Based upon *Hollinger*, the Proponent concludes that

> it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors 'may' designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Harrington Letter at 9. As further discussed below in Section III.C., and as supported by a Letter from Richards, Layton & Finger, P.A. dated January 22, 2009 (the "RLF Letter"), a copy of which is attached hereto as **Exhibit B**, Section 141(c)(2) of the General Corporation Law of the State of Delaware (the "DGCL") provides only a single means to constitute a board committee -- by act of the board. *See* DGCL Section 141(c)(2) and RLF Letter at 1.

"C. Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without violating the Delaware Statutes."

While the Proponent spends six pages discussing the uncontested view that stockholders may amend bylaws to establish board committees, only three paragraphs deal with the critical question - whether stockholders may empower a single director (e.g., the Chairman of the Board) to appoint members of a committee of the board of directors under Delaware law. In emphasizing stockholders' ability to amend bylaws and minimizing discussion concerning how committee members are appointed, the Proponent attempts to obfuscate the main issue at hand. The Proponent states that "there is no clarity under Delaware law" as to whether only the Board is authorized to appoint directors to a Board Committee because the relevant DGCL section says that a board of directors "***may*** designate." Harrington Letter at 10. (emphasis added) The Proponent claims that this phrasing opens the possibility for multiple interpretations. However, the Proponent fails to acknowledge that the DGCL only contemplates **one means** by which members of a board committee may be appointed. As discussed in the RLF Letter,

> The plain meaning of the discretionary language in Section 141(c)(2) is that a board

> of directors may, but is not required to, designate a committee of the board that may, to the extent provided by the board or in the bylaws, exercise all the powers and authority of the board . . . . The discretionary language does not, as [the Proponent] suggests, permit the stockholders to confer upon a single director the power to designate or constitute a committee of the board.

RLF Letter at 2. Further, as discussed in the opinion of Richards, Layton & Finger, P.A. (the "RLF Opinion") dated December 19, 2008 (and attached to the Initial Letter) the legislative history of Section 141(c) of the DGCL is clear that the board of directors, and not any one director, has the power to designate a board committee. *See* RLF Opinion at 4.

Accordingly, while DGCL Section 141(c)(2) contemplates that the bylaws of a company may set a ceiling on the powers that a board committee may exercise and may include a provision permitting committee members to unanimously appoint another member of the board to act at a committee meeting in place of an absentee or disqualified member, DGCL Section 141(c)(2) does not empower stockholders to amend a company's bylaws to confer upon a single director the power to designate or constitute a committee of the board.

"IV. THE COMPANY DOES NOT OTHERWISE LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL."

The Proponent asserts that "nothing in the proposal requires the committee or company to do anything that is only in the power of a third party to do" but admits that part of the Proposal "may involve how the company' [sic] policies may be influencing others to do things, such as invest in the US or elsewhere, or to hire or fire workers in the US." Harrington Letter at 11. To the extent the Proposal seeks for the Corporation to influence the behavior of third parties, the Corporation is incapable of implementing it. While the Division denied exclusion of a proposal seeking the adoption of a human rights policy pursuant to Rule 14a-8(i)(6) (*Abbott Laboratories* (February 28, 2008) ("*Abbott*")), as highlighted by the Proponent, the proposal in *Abbott* dealt with a different subject matter (i.e., health care) and did not expressly seek to impact the behavior of third parties, as sought in the Proposal and further acknowledged in the Harrington Letter cited above. Again, the Proponent has obfuscated the issue with irrelevant arguments.

Also, as noted in the Initial Letter and discussed in Section III.C. above, the Proposal cannot be implemented without violating Delaware law as a single director cannot appoint members of a board committee.

"V. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS."

The Corporation believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as it relates to an ordinary business matter. Indeed, a substantially similar proposal from the Proponent was found excludable last year on ordinary business grounds. *See Bank of America* (January 11, 2007) ("*Bank of America*") (proposal to create "Vice President for US Economy and Security to review whether management and board policies adequately defend and uphold the economy and security of the United States of America."). While the Harrington Letter argues that the Proposal relates to a significant policy issue that overrides its ordinary business nature, a substantially similar proposal relating to the exact same concern - US economic security - was found excludable in *Bank of America*. The Proponent attempts to distinguish *Bank of America* as relating to "employee relations." However, the Division did not note this as the basis for exclusion of the proposal in *Bank of America*. Further, whether a proposal seeks to create a board committee or a new officer position related to economic security concerns - the subject matter of the proposal is exactly the same. No meaningful distinction exists between a proposal seeking a Vice President in charge of an ordinary business matter and a proposal seeking a board committee in charge of the same exact ordinary business matter.

The Harrington Letter also unsuccessfully attempts to distinguish the Proposal from an "evaluation of risk" and legal compliance analysis. The Proponent claims that the no-action letters cited in the Initial Letter regarding evaluation of risk "have a clear distinction from the present resolution, namely they involve an assessment of risks to the company, not risks to the outside world from the company." Harrington Letter at 18. While the Proposal seeks information regarding the Corporation's economic impact on others, the Proposal also implicitly addresses financial risk to the Corporation. Indeed, the supporting statement of the Proposal states that the Corporation's "financial integrity is interdependent with a strong and secure US economy." Further, in light of the Trouble Asset Relief Program and the highly regulated industry within which the Corporation operates, any assessment relating to "levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies" necessarily requires evaluation of legal compliance by the Corporation. Proposal. While the Harrington Letter cites a no-action letter in which the Division denied exclusion of a proposal seeking the development of higher standards for the securitization of subprime loans (*Bank of America Corp.* (February 23, 2006) ("*Bank of America II*")), the company in *Bank of America II* did not raise the argument that the proposal was excludable as part of a legal compliance program, making that letter, once again, irrelevant.

"VI. THE PROPOSAL IS NOT VAGUE OR INDEFINITE."

As discussed in the Initial Letter, the Proposal's definition of "US Economic Security" is primarily defined with vague and indefinite phrases, and it is unclear what indicators, economic or otherwise, should be considered by the proposed committee in conducting their review. Where the Proponent characterizes the Proposal as one with "flexibility," the Corporation views it as vague as the "suggested issues to consider" cover broad topics such as the health of the US economy, "the economic well-being of US citizens" and "levels of domestic and foreign control" - all of which may be viewed using countless economic and other indicators and measures on both macro- and micro- economic levels. Harrington Letter at 22; Proposal. The mere fact that the Proponent characterizes the Proposal as flexible indicates there could be multiple interpretations of the Proposal. Stockholders consequently do not have clarity as to the specific review to be conducted by the proposed committee. The Corporation's stockholders should not be left to guess at what types of data and indicators the proposed committee might consider.

Accordingly, we request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal for the reasons set forth in our Initial Letter, as supplemented hereby.

* * * * * * *

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Harrington Investments, Inc.
Stanford J. Lewis, Esq.

EXHIBIT A

See attached.

SANFORD J. LEWIS, ATTORNEY

January 19, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted October 30, 2008 to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2009 Proxy Materials on Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(2) (would cause Company to violate Delaware law), Rule 14a-8(i)(6) (Company lacks authority to implement Proposal), Rule 14a-8(i)(7) (deals with "ordinary business operations"), and Rule 14a-8(i)(3) (Proposal is vague and indefinite).

We have reviewed the Proposal, as well as the letters sent by the Company and its Delaware Counsel, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

I. SUMMARY OF OUR RESPONSE

The Proposal in question would amend the corporate bylaws of Bank of America by establishing a committee of the board of directors on US economic security. The Company first asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(2), which provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Secondly the company cites Rule 14a-8(i)(6) asserting that it lacks the power and authority to implement the proposal. These two assertions principally come down to (a) whether shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter (US economic security) or whether to do so would illegally restrain the discretion of the board to manage the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company; and (b) if the shareholders can lawfully amend the bylaws to create such a committee, whether it would be legally permissible in that bylaw amendment for shareholders to appoint the chairman of the board, rather than the members of the board of directors, to identify the members of a committee, As we will show, there are strong reasons, even within the precedents cited by the company, to believe these issues could well be decided in support of the bylaw amendment. The Company's assertions on each of these points present issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand. Thus, the Company has not met its burden of proof.

In addition, the Proposal does not ask the Company to take any actions outside of its own control, such as actions that could only be accomplished by third parties. Instead, it clearly asks for the company to look only at *its own* role, even if that role includes an impact or influence on the activities of others, such as how its activities may affect investments in the US or foreign markets.

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $45 billion in taxpayer funds through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to the Company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The Proposal also does not relate to a legal compliance program – in fact it explicitly excludes issues of legal compliance from the focus of the proposed committee. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review on the question of ordinary business.

Finally, the company attempts to paint the resolution as "vague and indefinite." The resolution is not vague or indefinite, but clearly gives shareholders voting on the Proposal a very clear indication as to what they are voting on, and the reasonable parameters given to the board committee to take action and consider the company's policies, with an appropriate level of flexibility. The proponent believes he has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of a broad policy issue that shareholders seek governance and accountability on, while at the same time providing clarity through the supporting statement, and through examples of the types of issues within the scope of the committee.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states as follows:

To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, and also that as a result of the foregoing the company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either 14a-8 assertions.

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> **(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.**

(8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter, or that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman.

The claim by the company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy, or Sustainability, or Human Rights, would represent an extreme disenfranchisement of the shareholders right to govern the company – weighing as far as possible for the absolute managerial power of the Board (section 141) and against the rights of the shareholders to govern the company (section 109) as possible.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around. If shareholders want their board to examine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question.

See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

B. <u>The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company.</u>

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the directors of their fiduciary power and managerial duty to choose what topics the company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the <u>potential</u> for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is "**to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation.**" <u>The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2)</u>. Instead it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws." Proposed bylaw amendment.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The Chairman would have to appoint committee members for the committee to begin deliberation.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the company. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to discuss and be accountable for these issues.

Based on one of the few Delaware rulings cited by the Company (fn 2 to the letter from its Delawar Counsel), the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *β 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *β 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was <u>adopted for inequitable purposes</u> and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

Another recent precedent regarding shareholder-enacted bylaws is *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely and intentionally distinguishable, because it expressly states that no expenditures shall be made or incurred except consistent with the bylaws – in other words, the Board of Directors retains its full right to approve of expenditures under this bylaw amendment.

The legal question posed is thus whether the shareholders can create a Board committee for a major public policy challenge facing a company. This is first and foremost an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise, and the direction of state court precedents implies that such a power is likely to be found by the courts.

C. Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without violating the Delaware Statutes.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The bylaw amendment can be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic. **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

An equally valid and consistent interpretation of the Delaware statutes other than the one advanced by the Company is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is that the default decision-maker regarding all aspects of such a committee, including the appointment of members.

IV. THE COMPANY DOES NOT OTHERWISE LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Much of the company's arguments regarding an alleged violation of 14a-8(i)(2) (inability to implement the proposal) relates to the Delaware law questions already addressed above.

However the company also devotes a paragraph to the argument that the resolution asks the company to attend to issues which can only be addressed by third parties. This is a mischaracterization of the resolution. The resolution specifically asks the proposed board committee to evaluate how the policies of Bank of America affect US economic security. It does not ask the company to evaluate how anyone else's policies or practices are affecting the economy. It is true that part of this analysis may involve how the company' policies may be influencing others to do things, such as invest in the US or elsewhere, or to hire or fire workers in the US. However, nothing in the proposal requires the committee or company to do anything that is only in the power of a third party to do.

One example of a germane staff decision was *Abbott Laboratories*, (February 28, 2008) in that decision the shareholders requested that the Board of Directors amend the company's human rights policy to address the right to access to medicines, and report to shareholders on the plan for implementation of such a policy. The company argued that if what the proponents were asking for is for Abbott to implement a policy providing a right to access to medicines throughout the world, Abbott would not have the power to implement such a policy. Abbott is a business corporation that operates to achieve certain goals in the best interests of the shareholders. Providing access to medicines is not something that can be implemented by a single company, for such an effort requires collective action. Abbott does not have the power to adopt legislation or regulations, nor the authority to execute a worldwide policy to provide a right of access to medicines. In contrast, the proponents argued that the Company is fully capable of implementing the Proponents' shareholder proposal by adopting one or more of the types of actions suggested. Neither the proponents nor the Guidelines evidence a belief that the Company alone can provide the human right of access to medicine. Yet, there are numerous actions that the company could take to help alleviate the problem. Similarly, in the present case there is no attempt in the proposal to suggest that Bank of America alone should ensure the economic security of the United States. However, an examination by a board committee of how the company is affecting US economic security could make a helpful contribution to our country in difficult times. The proponent believes it is important place to start, and that he is entitled Under rule 14a-8 to place this resolution before the shareholders so they can ascertain whether they agree.

V. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Next, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,*** because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the Company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises *no* substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Based on the above analytical framework as well as responding to the Company's specific assertions, the following is a blow-by-blow description of why the resolution fails to qualify as excludible ordinary business:

A. The subject matter of the bylaw amendment relates to a significant policy matter facing the Company.

Audaciously, the company tries to assert that "a review of the corporation's policies to determine their impact in the US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7)."

Given the extraordinary outlay of US taxpayer funds to the Company, there really could be no subject matter which focuses *moreso* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." The company has been accorded at least $45 billion of taxpayer relief through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). This has thrust the Company into the limelight of public policymakers, taxpayers and consumers concerned with the payback on this taxpayer investment.

After the $700 billion TARP legislation was signed on October 3, 2008, and the Treasury Department began to distribute the first $350 billion to large banks, it became clear to many observers that Treasury was not demanding sufficient transparency or accountability from the recipients of these funds. **See Appendix 1 for exemplary newsclips and quotations.**

The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy. The company has provided scant information to taxpayers and shareholders as to how it is spending the billions of dollars received under TARP.

These are issues about which shareholders can be appropriately concerned. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans, not to mention federal, state and local policymakers, and are clearly of relevant and appropriate concern to other investors. Consistent with the above analysis the bylaw amendment cannot be seen as relating to excludable ordinary business.

B. <u>The bylaw amendment does not attempt to micromanage the company's day-to-day affairs.</u>

Despite the company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions.

If this resolution does incidentally touch on ordinary business matters by its suggestions of possible items that MAY be included in the scope of "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Proposals requesting broad reviews by a board committee on an identified high-level social policy issue have been deemed permissible by Staff – rejecting ordinary business assertions. These resolutions have allowed management discretion, as in the present proposal. See, e.g., *Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "<u>fundamental investment policies</u>.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

C. The resolution does not attempt to regulate employee relations.

The Company also cites *Bank of America* (avail. Jan. 11, 2007), in which the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the Company could exclude that proposal because it related to the Company's ordinary business operations. However, the core issue that made that resolution relate to ordinary business was the successful argument of the Company that because it sought the appointment of a Vice President, it therefore related to employee relations. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations.

D. The Resolution does not entail an excludible "evaluation of risk."

The Company also asserts that the bylaw amendment would require the board of directors to engage in excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the

> environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

That proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (avail. December 27, 2007) and *Norfolk Southern Corporation* (avail. February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Norfolk*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff. While the current resolution may lead to risk reduction, reputation protection and liability reduction for the company, as in the *Burlington* case the resolution does not focus on policy options "to minimize financial risk" and therefore is not excludable as risk evaluation.

The company cites a few resolutions rejected on risk evaluation grounds as ostensibly similar to the current resolution. It cites *General Electric Company* (January 9,2008) and *International Business Machines* (January 9,2008) (each proposing a board commttee report on the potential for damage to the company resulting from the sourcing of products and services from outside the United States); *American International Group, Inc.* (February 19,2004) (permitting exclusion of a proposal requesting the board review and report to shareholders on the economic effects of the HN/AIDS, tuberculosis and malaria pandemics on the company's business strategy); and *Newmont Mining Corporation* (February 4,2004) (permitting exclusion of a proposal requesting that the board to publish a comprehensive report on the risks to the company's operations, profitability and liabilities). All of these resolutions have a clear distinction from the present resolution, namely they involve an assessment of risks to the company, not risks to the outside world from the company.

In numerous "risk evaluation" precedents, the staff has implicitly made a distinction between a request for an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "*assess* how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires - instead it requires an outward examination of the impact of the company on US economic security, and as such it is not excludable as a "risk evaluation" request.

The text of the current resolution does not require the proposed committee to undertake internal evaluations of risk in order to do its job. The core language provides, "The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." As such the committee is focused on how the company's policies affect the US economy, not how the US economy affects the company. As such, it is not focused on the project or process of evaluating the company's own financial risk. Instead it is focused on how the company's existing policies and practices may affect the US economy.

Similarly, examining the definition of US economic security in the resolution provides "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. Again, this definition does not require the company to undertake a financial risk evaluation but only to address the degree to which the companies policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the US economy.

E. <u>The Proposal does not fall within the legal compliance exclusion.</u>

The present resolution excludes issues of legal compliance since it asks the board committee to examine company policies "beyond those required by law." As such it is not a legal compliance program.

While the Company cites a number of no-action letters issued by the Staff on the subject of legal compliance, it fails to demonstrate that the cases cited are comparable to the Proposal. The cases cited referred to very clear instances of a focus on legal compliance issues – in clear contrast to the present Proposal. For instance:

> *Monsanto Company* (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the *Monsanto* proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law. The current Proposal in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

> *General Electric Company* (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations" it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. That is simply not the case here. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

> *Hudson United Bancorp* (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is not analogous to the present case.

Finally, even assuming that the Proposal sought direct involvement in compliance mechanisms, there are examples where the Staff has determined that it is appropriate for a shareholder proposal to address operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no-action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program" because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these allowed proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company. Consequently, they were appropriate issues for shareholder consideration even if, arguably, they tangentially touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company. Accordingly, we respectfully request the Staff conclude that the Proposal must be included in the Company's proxy materials.

VI. THE PROPOSAL IS NOT VAGUE OR INDEFINITE.

Finally, the Company argues the proposal is vague and indefinite. The Proposal asks nothing more and nothing less than in its plain meaning: to create a committee on US economic security. In the context of the TARP funding of the Company, the need for board level governance and accountability on issues relative to the effects that the company is in turn having on the US economy is not hard for shareholders to understand.

The company actually acknowledges the clarity of the proposal in a footnote, and then tries to argue that if the shareholders wanted to be clear they should've spelled things out in much more detail for the Board of Directors.

> While the literal creation of the "Board Committee on US Economic Security" set forth in the Proposal is reasonably clear, the substance and implementation of the Proposal is not. The specific actions required to be undertaken by the new Board Committee are not clear. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its obligations.

It should be apparent to anyone following the company's logic and arguments at this point that if the shareholders had defined with clarity the specific actions required to be taken by the Board committee as requested there, the company would have instead argued that such demands on the committee would involve micromanagement of the discretion of the board.

One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. We believe that the Proposal strikes the appropriate balance between these two poles.

The Company takes the Proposal's reasonably specific language in defining US economic security, which adds a helpful level of understanding, and then turns the words inside out and tortures them to create the illusion of vagueness:

> The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation's policies impact" the long term health of the economy of Corporation focus on the trade deficit or measures that may balance the federal budget? The proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.
>
> The Proposal's definition of "US Economic Security" also requires the proposed Board Committee to consider the "economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, it is unclear what the actions they are expected to take to shape corporate policy to support these economic indicators. Company letter at page 10.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance of the proposed board committee examining the issue area, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy; that the chairman of the board would appoint the members; and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to know whether they want to vote in favor of the bylaw or not.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See for instance *Yahoo! Inc.* (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded*." *Id* (emphasis added). In the present instance, the company has not met this burden.

VII. CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a8-(i)(7), 14a8-(i)(2), 14a8-(i)(6), and 14a8-(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

EXHIBIT B

See attached.

RICHARDS
LAYTON &
FINGER

January 22, 2009

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our response to the letter, dated as of January 19, 2009, submitted by Sanford J. Lewis, Esq. on behalf of the Proponent (the "Lewis Letter").

In his letter, Mr. Lewis contends that the Company has failed to meet its burden of proving that the Proposal, if implemented, would cause the Company to violate the General Corporation Law of the State of Delaware (the "General Corporation Law"). In our opinion rendered in connection with the Proposal, dated December 19, 2008 ("RLF Opinion"), we stated that "Section 141(c)(2) grants only the board of directors of a Delaware corporation the power to constitute a committee of the board" and, therefore, a bylaw that would enable a single director to appoint the members of a board committee would be inconsistent with law." (RLF Opinion, at 4). Mr. Lewis, however, maintains that the Company has "failed to show any precedent finding that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman," (Lewis Letter, at 5), and "there is no clarity under Delaware law on this point." (Lewis Letter, at 10). Mr. Lewis suggests that because a board's power to designate a board committee is stated in discretionary terms, the power to constitute a board committee is not solely a power of the board. In this manner, Mr. Lewis suggests that the board of directors is not the only body that can exercise the power to constitute a committee of the board. In our view, Mr. Lewis' argument misinterprets the discretionary language in Section 141(c)(2) and fails to acknowledge the plain meaning of Section 141(c)(2).

As set forth in our opinion, Section 141(c)(2) of the General Corporation Law contemplates only one process by which a committee of the board of directors may be constituted -- by act of the board of directors. The plain meaning of the discretionary language in Section 141(c)(2) is that a board of directors may, but is not required to, designate a committee of the board that may, to the extent provided by the board or in the bylaws, exercise all the powers and authority of the board in the management of the business and affairs of the corporation. The discretionary language – "may designate" – makes clear that a board of directors is not required to designate committees of the board and, instead, can exercise all the powers and authority of the board itself. The discretionary language does not, as Mr. Lewis suggests, permit the stockholders to confer upon a single director the power to designate or constitute a committee of the board.[1] Section 141(c)(2) also contemplates that the bylaws of a Delaware corporation may: (1) permit the members of a committee to unanimously appoint another member of the board of directors to act at a meeting of the committee in place of any absent or disqualified member, and (2) restrict the powers that a board committee may exercise in the management of the business and affairs of the corporation.[2] Thus, while Section 141(c)(2) authorizes stockholders, through amendments to the bylaws, to set a ceiling on the powers that a board committee may exercise and to influence the way in which committee members fill vacancies, Section 141(c)(2) does not, as Mr. Lewis suggests, empower the stockholders, through amendments to the bylaws, to influence the designation of members to a committee of the board. It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. See In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."); Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003) ("[The] role [of] judges is limited to applying the statute objectively and not revising it."). In interpreting statutes, courts are confined to the language used to determine the intent of the legislature. See Rash v. Allen, 76 A. 370, 396 (Del. 1910) ("it is not permissible for the Court to insert words in a statute not used by the Legislature. The meaning and intent of the Legislature are to be ascertained from the words employed and we are not permitted to qualify the words of the act by arbitrarily introducing words."); see also State ex rel.

[1] The Delaware Court of Chancery interpreted similar discretionary language in the context of setting a record date in accordance with Section 213 of the General Corporation Law. In In re Staples, Inc. S'holders Litig., 792 A.2d 934 (Del. Ch. 2001), the Court enjoined a meeting of stockholders based on, among other things, a finding that the record date was not set in accordance with Section 213. Section 213(a) states that "[i]n order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders ..., the board of directors may fix a record date." 8 Del. C. §213(a) (emphasis added). At a board meeting on April 1, 2001, outside counsel raised the issue of a record date and the board asked the company's CFO to "take care of it." Staples, 792 A.2d at 962. Outside counsel noted that the board could not delegate this function to a non-director, after which the board agreed to delegate the matter to its chairman. Id. It appeared that certain officers were more involved in setting the record date than the chairman. Id. at 963. Importantly, the Court did not consider whether the discretionary language in Section 213 permitted someone other than the board (e.g., the corporate secretary who proposed the record date at issue) to set the record date. Rather, the Court focused on whether the whole board or the chairman, as a one-man committee of the board having been delegated the task of setting the record date, properly set the record date. Because the whole board did not act to set the record date and the chairman never resolved to fix the record date, the Court held that the record date was invalid. Id. at 963-64.

[2] See Hollinger Int'l Inc. v. Black, 844 A.2d 1022, 1079 n.131 (Del. Ch. 2004) (noting that Section 141(c)(2) authorizes the bylaws, within certain limits, to set forth the ceiling of powers a board committee may have), aff'd, 872 A.2d 559 (Del. 2005).

Green v. Holzmueller, 5 A.2d 251 (Del. 1939) ("where the language of a statute is plain and conveys a clear and definite meaning, courts give to the statute the exact meaning conveyed by the language, adding nothing thereto..."). Thus, Section 141(c)(2) only contemplates two ways in which stockholders can influence the operation of a committee of the board. Because the power to constitute a committee of the board is specifically conferred upon the whole board of directors by Section 141(c)(2), empowering a single director to appoint the members of a board committee would violate Section 141(c)(2) of the General Corporation Law. Moreover, empowering a single director to constitute a board committee that may, in accordance with Section 141(c), exercise all the powers and authority of the board in the management of the business and affairs of the corporation would be inconsistent with the most fundamental precept of the General Corporation Law embodied in Section 141(a): that the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. To interpret the plain language of Section 141(c)(2) otherwise would permit a single director to designate himself as a one-man committee and exercise all the power and authority of the whole board of directors in violation of Section 141(a) of the General Corporation Law.

The stockholders of a Delaware corporation have the power to amend the corporation's bylaws. See 8 Del. C. § 109(a). This power, however, is subject to the limitation that the bylaws may not contain any provision inconsistent with law or with the certificate of incorporation. See 8 Del. C. § 109(b). For the reasons set forth above, the proposed bylaw, which purports to confer upon a single director the authority to appoint the members of a board committee, would be inconsistent with Sections 141(a) and 141(c)(2) of the General Corporation Law. Accordingly, in our view, implementation of the Proposal would violate Section 109(b) of the General Corporation Law.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

SANFORD J. LEWIS, ATTORNEY

January 19, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted October 30, 2008 to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2009 Proxy Materials on Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(2) (would cause Company to violate Delaware law), Rule 14a-8(i)(6) (Company lacks authority to implement Proposal), Rule 14a-8(i)(7) (deals with "ordinary business operations"), and Rule 14a-8(i)(3) (Proposal is vague and indefinite).

We have reviewed the Proposal, as well as the letters sent by the Company and its Delaware Counsel, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

I. SUMMARY OF OUR RESPONSE

The Proposal in question would amend the corporate bylaws of Bank of America by establishing a committee of the board of directors on US economic security. The Company first asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(2), which provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Secondly the company cites Rule 14a-8(i)(6) asserting that it lacks the power and authority to implement the proposal. These two assertions principally come down to (a) whether shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter (US economic security) or whether to do so would illegally restrain the discretion of the board to manage the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company; and (b) if the shareholders can lawfully amend the bylaws to create such a committee, whether it would be legally permissible in that bylaw amendment for shareholders to appoint the chairman of the board, rather than the members of the board of directors, to identify the members of a committee, As we will show, there are strong reasons, even within the precedents cited by the company, to believe these issues could well be decided in support of the bylaw amendment. The Company's assertions on each of these points present issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand. Thus, the Company has not met its burden of proof.

In addition, the Proposal does not ask the Company to take any actions outside of its own control, such as actions that could only be accomplished by third parties. Instead, it clearly asks for the company to look only at *its own* role, even if that role includes an impact or influence on the activities of others, such as how its activities may affect investments in the US or foreign markets.

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $45 billion in taxpayer funds through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to the Company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The Proposal also does not relate to a legal compliance program – in fact it explicitly excludes issues of legal compliance from the focus of the proposed committee. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review on the question of ordinary business.

Finally, the company attempts to paint the resolution as "vague and indefinite." The resolution is not vague or indefinite, but clearly gives shareholders voting on the Proposal a very clear indication as to what they are voting on, and the reasonable parameters given to the board committee to take action and consider the company's policies, with an appropriate level of flexibility. The proponent believes he has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of a broad policy issue that shareholders seek governance and accountability on, while at the same time providing clarity through the supporting statement, and through examples of the types of issues within the scope of the committee.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states as follows:

To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, and also that as a result of the foregoing the company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either 14a-8 assertions.

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> **(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.**

(8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter, or that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman.

The claim by the company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy, or Sustainability, or Human Rights, would represent an extreme disenfranchisement of the shareholders right to govern the company – weighing as far as possible for the absolute managerial power of the Board (section 141) and against the rights of the shareholders to govern the company (section 109) as possible.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around. If shareholders want their board to examine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power – which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question.

See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

B. <u>The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company.</u>

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the directors of their fiduciary power and managerial duty to choose what topics the company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the <u>potential</u> for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is "**to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation.**" <u>The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2)</u>. Instead it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws." Proposed bylaw amendment.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The Chairman would have to appoint committee members for the committee to begin deliberation.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the company. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to discuss and be accountable for these issues.

Based on one of the few Delaware rulings cited by the Company (fn 2 to the letter from its Delawar Counsel), the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was <u>adopted for inequitable purposes</u> and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

Another recent precedent regarding shareholder-enacted bylaws is *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely and intentionally distinguishable, because it expressly states that no expenditures shall be made or incurred except consistent with the bylaws -- in other words, the Board of Directors retains its full right to approve of expenditures under this bylaw amendment.

The legal question posed is thus whether the shareholders can create a Board committee for a major public policy challenge facing a company. This is first and foremost an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise, and the direction of state court precedents implies that such a power is likely to be found by the courts.

C. Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without violating the Delaware Statutes.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The bylaw amendment can be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic. **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

An equally valid and consistent interpretation of the Delaware statutes other than the one advanced by the Company is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is that the default decision-maker regarding all aspects of such a committee, including the appointment of members.

IV. THE COMPANY DOES NOT OTHERWISE LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Much of the company's arguments regarding an alleged violation of 14a-8(i)(2) (inability to implement the proposal) relates to the Delaware law questions already addressed above.

However the company also devotes a paragraph to the argument that the resolution asks the company to attend to issues which can only be addressed by third parties. This is a mischaracterization of the resolution. The resolution specifically asks the proposed board committee to evaluate how the policies of Bank of America affect US economic security. It does not ask the company to evaluate how anyone else's policies or practices are affecting the economy. It is true that part of this analysis may involve how the company' policies may be influencing others to do things, such as invest in the US or elsewhere, or to hire or fire workers in the US. However, nothing in the proposal requires the committee or company to do anything that is only in the power of a third party to do.

One example of a germane staff decision was *Abbott Laboratories*, (February 28, 2008) in that decision the shareholders requested that the Board of Directors amend the company's human rights policy to address the right to access to medicines, and report to shareholders on the plan for implementation of such a policy. The company argued that if what the proponents were asking for is for Abbott to implement a policy providing a right to access to medicines throughout the world, Abbott would not have the power to implement such a policy. Abbott is a business corporation that operates to achieve certain goals in the best interests of the shareholders. Providing access to medicines is not something that can be implemented by a single company, for such an effort requires collective action. Abbott does not have the power to adopt legislation or regulations, nor the authority to execute a worldwide policy to provide a right of access to medicines. In contrast, the proponents argued that the Company is fully capable of implementing the Proponents' shareholder proposal by adopting one or more of the types of actions suggested. Neither the proponents nor the Guidelines evidence a belief that the Company alone can provide the human right of access to medicine. Yet, there are numerous actions that the company could take to help alleviate the problem. Similarly, in the present case there is no attempt in the proposal to suggest that Bank of America alone should ensure the economic security of the United States. However, an examination by a board committee of how the company is affecting US economic security could make a helpful contribution to our country in difficult times. The proponent believes it is important place to start, and that he is entitled Under rule 14a-8 to place this resolution before the shareholders so they can ascertain whether they agree.

V. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Next, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the Company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises *no* substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Based on the above analytical framework as well as responding to the Company's specific assertions, the following is a blow-by-blow description of why the resolution fails to qualify as excludible ordinary business:

A. **The subject matter of the bylaw amendment relates to a significant policy matter facing the Company.**

Audaciously, the company tries to assert that "a review of the corporation's policies to determine their impact in the US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7)."

Given the extraordinary outlay of US taxpayer funds to the Company, there really could be no subject matter which focuses *moreso* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." The company has been accorded at least $45 billion of taxpayer relief through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). This has thrust the Company into the limelight of public policymakers, taxpayers and consumers concerned with the payback on this taxpayer investment.

After the $700 billion TARP legislation was signed on October 3, 2008, and the Treasury Department began to distribute the first $350 billion to large banks, it became clear to many observers that Treasury was not demanding sufficient transparency or accountability from the recipients of these funds. **See Appendix 1 for exemplary newsclips and quotations.**

The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy. The company has provided scant information to taxpayers and shareholders as to how it is spending the billions of dollars received under TARP.

These are issues about which shareholders can be appropriately concerned. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans, not to mention federal, state and local policymakers, and are clearly of relevant and appropriate concern to other investors. Consistent with the above analysis the bylaw amendment cannot be seen as relating to excludable ordinary business.

B. The bylaw amendment does not attempt to micromanage the company's day-to-day affairs.

Despite the company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions.

If this resolution does incidentally touch on ordinary business matters by its suggestions of possible items that MAY be included in the scope of "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Proposals requesting broad reviews by a board committee on an identified high-level social policy issue have been deemed permissible by Staff – rejecting ordinary business assertions. These resolutions have allowed management discretion, as in the present proposal. See, e.g., *Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

C. **The resolution does not attempt to regulate employee relations.**

The Company also cites *Bank of America* (avail. Jan. 11, 2007), in which the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the Company could exclude that proposal because it related to the Company's ordinary business operations. However, the core issue that made that resolution relate to ordinary business was the successful argument of the Company that because it sought the appointment of a Vice President, it therefore related to employee relations. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations.

D. **The Resolution does not entail an excludible "evaluation of risk."**

The Company also asserts that the bylaw amendment would require the board of directors to engage in excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the

> environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

That proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (avail. December 27, 2007) and *Norfolk Southern Corporation* (avail. February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Norfolk*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff. While the current resolution may lead to risk reduction, reputation protection and liability reduction for the company, as in the *Burlington* case the resolution does not focus on policy options "to minimize financial risk" and therefore is not excludable as risk evaluation.

The company cites a few resolutions rejected on risk evaluation grounds as ostensibly similar to the current resolution. It cites *General Electric Company* (January 9,2008) and *International Business Machines* (January 9,2008) (each proposing a board commttee report on the potential for damage to the company resulting from the sourcing of products and services from outside the United States); *American International Group, Inc.* (February 19,2004) (permitting exclusion of a proposal requesting the board review and report to shareholders on the economic effects of the HN/AIDS, tuberculosis and malaria pandemics on the company's business strategy); and *Newmont Mining Corporation* (February 4,2004) (permitting exclusion of a proposal requesting that the board to publish a comprehensive report on the risks to the company's operations, profitability and liabilities). All of these resolutions have a clear distinction from the present resolution, namely they involve an assessment of risks to the company, not risks to the outside world from the company.

In numerous "risk evaluation" precedents, the staff has implicitly made a distinction between a request for an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "*assess* how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires - instead it requires an outward examination of the impact of the company on US economic security, and as such it is not excludable as a "risk evaluation" request.

The text of the current resolution does not require the proposed committee to undertake internal evaluations of risk in order to do its job. The core language provides, "The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." As such the committee is focused on how the company's policies affect the US economy, not how the US economy affects the company. As such, it is not focused on the project or process of evaluating the company's own financial risk. Instead it is focused on how the company's existing policies and practices may affect the US economy.

Similarly, examining the definition of US economic security in the resolution provides "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. Again, this definition does not require the company to undertake a financial risk evaluation but only to address the degree to which the companies policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the US economy.

E. <u>The Proposal does not fall within the legal compliance exclusion.</u>

The present resolution excludes issues of legal compliance since it asks the board committee to examine company policies "beyond those required by law." As such it is not a legal compliance program.

While the Company cites a number of no-action letters issued by the Staff on the subject of legal compliance, it fails to demonstrate that the cases cited are comparable to the Proposal. The cases cited referred to very clear instances of a focus on legal compliance issues – in clear contrast to the present Proposal. For instance:

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the *Monsanto* proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law. The current Proposal in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations" it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. That is simply not the case here. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is not analogous to the present case.

Finally, even assuming that the Proposal sought direct involvement in compliance mechanisms, there are examples where the Staff has determined that it is appropriate for a shareholder proposal to address operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no-action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program" because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these allowed proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company. Consequently, they were appropriate issues for shareholder consideration even if, arguably, they tangentially touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company. Accordingly, we respectfully request the Staff conclude that the Proposal must be included in the Company's proxy materials.

VI. THE PROPOSAL IS NOT VAGUE OR INDEFINITE.

Finally, the Company argues the proposal is vague and indefinite. The Proposal asks nothing more and nothing less than in its plain meaning: to create a committee on US economic security. In the context of the TARP funding of the Company, the need for board level governance and accountability on issues relative to the effects that the company is in turn having on the US economy is not hard for shareholders to understand.

The company actually acknowledges the clarity of the proposal in a footnote, and then tries to argue that if the shareholders wanted to be clear they should've spelled things out in much more detail for the Board of Directors.

> While the literal creation of the "Board Committee on US Economic Security" set forth in the Proposal is reasonably clear, the substance and implementation of the Proposal is not. The specific actions required to be undertaken by the new Board Committee are not clear. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its obligations.

It should be apparent to anyone following the company's logic and arguments at this point that if the shareholders had defined with clarity the specific actions required to be taken by the Board committee as requested there, the company would have instead argued that such demands on the committee would involve micromanagement of the discretion of the board.

One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. We believe that the Proposal strikes the appropriate balance between these two poles.

The Company takes the Proposal's reasonably specific language in defining US economic security, which adds a helpful level of understanding, and then turns the words inside out and tortures them to create the illusion of vagueness:

> The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation's policies impact" the long term health of the economy of Corporation focus on the trade deficit or measures that may balance the federal budget? The proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.
>
> The Proposal's definition of "US Economic Security" also requires the proposed Board Committee to consider the "economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, it is unclear what the actions they are expected to take to shape corporate policy to support these economic indicators. Company letter at page 10.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance of the proposed board committee examining the issue area, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy; that the chairman of the board would appoint the members; and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to know whether they want to vote in favor of the bylaw or not.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See for instance *Yahoo! Inc.* (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded*." *Id* (emphasis added). In the present instance, the company has not met this burden.

VII. CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a8-(i)(7), 14a8-(i)(2), 14a8-(i)(6), and 14a8-(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 19, 2008 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 30, 2008 (the "Proposal") from John C. Harrington (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

The Proposal mandates that the Corporation "amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

> Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall

> not incur any costs to the company except as authorized consistent with these bylaws.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2), (i)(6), (i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. *See Baker Hughes, Inc.* (March 4, 2008) and *Time Warner, Inc.* (February 26, 2008). The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

As a general matter, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. *See* 8 Del. C. § 109(a). This power, however, is subject to the limitation that the bylaws may not contain any provision inconsistent with law or with the certificate of incorporation. *See* 8 Del. C. § 109(b). As discussed in greater detail in the RLF Opinion, Section 141(c)(2) of the DGCL addresses committees of the board of directors of a Delaware corporation and provides that the "***board of directors*** may designate 1 or more committees" of the directors of the corporation and that the "***board*** may designate 1 or more directors as alternate members of any committee." (emphasis added) Generally, any such committee "shall have and may exercise ***all the powers and authority of the board of directors in the management of the business and affairs of the corporation***." 8 Del. C. § 141(c)(2). (emphasis added) Furthermore, Section 141(c)(2) contemplates **only one means** by which a committee of the board of directors may be formed—by act of the board of directors. As noted in the RLF Opinion, "the specificity of the procedures set forth in Section 141(c)(2) is that a bylaw purporting to implement the procedure outlined in Section 141(c)(2) 'probably should not deviate from the procedure authorized.' 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 4.10[B] at 4-33 (2008 Supp.)." Because only the board of directors of a Delaware corporation has the power to constitute a committee of the board under Section 141(c)(2), a bylaw that would enable ***one individual director*** (i.e., the Chairman of the Board of Directors) to appoint the members of the Board Committee on US Economic Security would be inconsistent with Delaware law.

In addition, Section 141(a) of the DGCL provides in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of ***a board of directors***, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). (emphasis added) Accordingly, "absent any provision in the Certificate of Incorporation to the contrary, implicit in the management of the business and affairs of the Company is that the Board, not one individual director, would direct the decision-making process regarding, among other things, the appointment of members of a committee of the Board." RLF Opinion. Furthermore, it is clear from the legislative history to Section 141(c) of the DGCL that the board of directors has the power to designate a board committee, not any one director.

Finally, the "savings clause" that states that the Chairman of the Board of Director's power to appoint members to the Board Committee on US Economic Security is "authorized consistent with . . . applicable law" is a nullity. The "savings clause" does not resolve the conflict between the bylaw provision that permits one individual director to appoint the committee members and the dictates of the DGCL. Section 141(c)(2) of the DGCL, by its plain terms, does not permit one individual director to appoint committee members to a committee of the board of directors. Section 141(c)(2) grants only the board of directors (as a body) the power to constitute a committee of the board. Accordingly, there is no extent to which the Chairman of the Board can act "consistent with applicable law" to appoint the members of the proposed Board Committee on US Economic Security. The "savings clause" does not provide any means by which the Proposal could be implemented without violating Delaware law.

While all proposals should be drafted clearly, this is particularly important for mandatory proposals that seek to amend a company's governing documents. The Division has stated that proposals should be drafted with precision. *See* Staff Legal Bulletin 14 and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26,

2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the ***exact wording*** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of Staff Legal Bulletin 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, "the way in which a proposal is drafted." As an experienced shareholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal. The Proponent has proposed a mandatory bylaw that will cause the Corporation to violate Delaware law.

As the RLF Opinion notes, the "Proposal, if implemented, would enable a single director, the Chairman of the Board, to 'appoint the members of the Board Committee on US Economic Security.' Because the power to constitute a committee of the Board is a power specifically conferred upon the whole Board by Section 141(c)(2) of the DGCL, a bylaw that purports to confer upon the Chairman of the Board the authority to appoint the members of a board committee would violate the [DGCL]." Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and, accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004).

In addition, the Proposal requires that the proposed Board Committee review how the Corporation's policies "are shaped to support," among other things, the "levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US." As discussed below, the Proponent's intent is not entirely clear. However, to the extent the proposed Board Committee is expected to shape corporate policy to impact or influence the behavior of third parties (i.e., companies incorporated or headquartered in the United States, or the control of such companies by "foreign" entities), both the Board Committee and the Corporation lack any authority or any power to implement such a policy or impose such influence. Exclusion of the Proposal is consistent with the long-standing Division position permitting the exclusion of proposals that require third party action for their implementation. *See American Home Products Corp.* (February 3, 1997) (proposal requested the company provide certain warnings on its contraceptive products that were subject to government oversight and regulatory approval) and *American Electric Power Company, Inc.* (February 5, 1985) (proposal requested the completion of a nuclear plant that was jointly owned by two unaffiliated parties).

Based on the foregoing, the Corporation lacks both legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983).

Recently, the Division found a substantially similar proposal from the Proponent excludable under Rule 14a-8 because it related to the Corporation's ordinary business matters. *See Bank of America* (January 11, 2007) ("*Bank of America*"). In *Bank of America*, the proponent proposed a bylaw amendment to create "Vice President for US Economy and Security to review whether management and board policies adequately defend and uphold the economy and security of the United States of America." Further, the supporting statement in *Bank of America* displayed similar concerns to that of the Proposal as both proposals highlighted concerns with the extent to which a company invests in foreign institutions. Whether the proposal is to create a board committee to oversee the Corporation's policies with respect to "US Economic Security" (as the Proposal does) or to create a new officer position to oversee the Corporation's policies with respect to the "US Economy and

Security" (as the *Bank of America* proposal did), the underlying subject matter—the US Economic Security—is the exactly the same. Consistent with the Division's previous determination that matters relating to "US Economic Security" are matters of ordinary business, the Proposal, which relates to "US Economy and Security," is also a matter of ordinary business. Merely adding window dressing to the wording of the proposal in *Bank of America* does not change the underlying ordinary business nature of the Proposal.

Furthermore, the Proposal relates to general conduct of a legal compliance program, notwithstanding the gratuitous savings language "beyond those required by law." The supporting statement of the Proposal indicates a concern of corporate misconduct when it refers to "irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight." In addition, in light of the Trouble Asset Relief Program of the U.S. Treasury and because the Corporation operates in a highly regulated business with multiple regulators, both domestically and abroad, any review of the Corporation's policies relating to (i) "levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and [(ii)] the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies" necessarily requires the evaluation of the legal environment and legal compliance by the Corporation.

The Division has long permitted the exclusion of proposals that relate to such matters. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program). *See also*, *Bank of America* discussed above. In *Bank of America*, the proposal required the creation of a new position charged with reviewing whether the Corporation had "adequately defend[ed] and uph[e]ld the economy and security of the Unites States of America consistent with [its] responsibilities to the shareholders." The Proposal requires the creation of a Board Committee charged with reviewing whether the Corporation's policies are "shaped to support the US economic security, while meeting the Board's responsibility to the shareholders." While not entirely clear how the Proposal would be implemented, the Corporation believes that it is related to the general conduct of a legal compliance program and thus, may be excluded under Rule 14a-8(i)(7).

The Proposal is also similar to proposals relating to the evaluation of various risks facing a company that the Division has stated relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7). *See General Electric Company* (January 9, 2008) and *International Business Machines* (January 9, 2008) (each proposing a board committee report on the potential for damage to the company resulting from the sourcing of products and services from outside the United States); *American International Group, Inc.* (February 19, 2004) (permitting exclusion of a proposal requesting the board review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy); and *Newmont Mining Corporation* (February 4, 2004) (permitting exclusion of a proposal requesting that the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities). In the foregoing no-action letters, the Division found that the proposals required an evaluation of risk and benefits that are related to ordinary business operations. The Proposal also relates to the evaluation of risk and reciprocal benefits to the Corporation and its stockholders resulting from its ordinary business operations; thus, the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the Corporation recognizes that certain proposals (such as those dealing with human rights or the environment) could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. However, as established by prior Division precedent, the matters raised by the Proposal, a review of the Corporation's policies to determine their impact in the "US Economic Security" do not raise any significant policy issues as contemplated by Rule 14a-8(i)(7) and prior precedent. The Proposal merely relates to the day-to-day management of the Corporation's business. The Proponent seeks to involve itself in the micro-management of the Corporation's business without raising issues of significant policy. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a Proposal should be drafted with precision. *See* Staff Legal Bulletin 14 and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the ***exact wording*** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of Staff Legal Bulletin 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a professional shareholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

The Proposal is vague and indefinite[1] and does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal calls for a new Board Committee to "review whether our Company's polices, beyond those required by law, are shaped to support the US economic security." The Proposal attempts to cure this vague obligation of the proposed Board Committee by defining "US Economic Security" as follows:

> For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies

[1] While the literal creation of the "Board Committee on US Economic Security" set forth in the Proposal is reasonably clear, the substance and implementation of the Proposal is not. The specific actions required to be undertaken by the new Board Committee are not clear. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its obligations.

> incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The very brief supporting statement offers little specific interpretive assistance. The supporting includes generic statements such as the need for shareholders to understand "our company's role in the long-term US economic security" and that the "investment by the US taxpayers brings reciprocal benefit to US economic security." The majority of the supporting statement deals generally with recent events.

Oddly, the definition of "US Economic Security" is defined primarily with vague and indefinite terms and phrases. The proposed Board Committee is charged with oversight on how the Corporation's policies impact " the long term health of the economy of the US." The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro- or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.

The Proposal's definition of "US Economic Security" also requires the proposed Board Committee to consider the "economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, it is unclear what the actions they are expected to take to shape corporate policy to support these economic indicators.

Further, the definition of "US Economic Security" also requires the proposed Board Committee to consider the "levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US." As discussed above, to the extent the proposed Board Committee is expected to shape corporate policy to impact or influence the behavior of third parties (i.e., companies incorporated or headquartered in the United States, or the control of such companies by "foreign" entities), both the Board Committee and the Corporation lack any authority or power to implement such a policy or impose such influence. The Corporation does not believe that it is appropriate to request that its stockholders vote on a matter that is beyond the Corporation's power to implement. To do so, would be misleading.

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. In addition, Stockholders are being asked to approve a Proposal that is beyond the Corporation's power to implement. The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

HUNTON & WILLIAMS

EXHIBIT A

See attached.

HARRINGTON
INVESTMENTS, INC.

October 30, 2008

Kenneth D. Lewis
CEO
Bank of America Corporation
100 North Tryon Street, NC1-007-20-01
Charlotte, NC 28255.

RE: A Shareholder Proposal

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

I am concerned that our company is in need of oversight by a Board of Directors Committee on U.S. Economic Security in order to insure that our company's worldwide business operations do not negatively impact the domestic economy to the detriment of shareholders.

Sincerely,

John Harrington

jwu

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Resolution to Create a Board Committee on US Economic Security

RESOLVED:

To amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

HUNTON& WILLIAMS

EXHIBIT B

See attached.

RICHARDS
LAYTON &
FINGER

December 19, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

RESOLVED:

To amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the board of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage

> the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

As a general matter, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. See 8 Del. C. § 109(a). This power, however, is subject to the limitation that the bylaws may not contain any provision inconsistent with law or with the certificate of incorporation. 8 Del. C. § 109(b).

Section 141(c)(2) of the General Corporation Law addresses committees of the board of directors of a Delaware corporation and provides:

> The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

8 Del. C. § 141(c)(2) (emphasis added).[1]

Section 141(c)(2) expressly contemplates that the bylaws of a Delaware corporation (and, consequently, the stockholders by amendment of the bylaws) may: (1) permit the members of a committee to unanimously appoint another member of the board of directors to act at a meeting of the committee in place of any absent or disqualified member, and (2) restrict the powers that a board committee may exercise in the management of the business and affairs of the corporation.[2] Section 141(c)(2), however, contemplates only one process by which a committee of the board of directors may be constituted -- by act of the board of directors. Moreover, implicit in the specificity of the procedures set forth in Section 141(c)(2) is that a bylaw purporting to implement the procedure outlined in Section 141(c)(2) "probably should not deviate from the procedure authorized." 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 4.10[B] at 4-33 (2008 Supp.). Because Section 141(c)(2) grants only the board of directors of a Delaware corporation the power to constitute a committee of the board, a bylaw that would enable a single director, the Chairman of the Board of Directors (the "Board") of the Company, to "appoint the members of the Board Committee on US Economic Security" would be "inconsistent with law."

In addition, Section 141(a) of the General Corporation Law provides in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Thus, absent any provision in the Certificate of Incorporation to the contrary, implicit in the management of the business and affairs of the Company is that the Board, not one individual director, would direct the decision-making process regarding, among other things, the appointment of members of a committee of the Board.

The legislative history to Section 141(c) of the General Corporation Law also confirms that the power to constitute a committee of the board is a function specifically reserved to the whole board of directors by statute. The Official Comment to the 1996 amendments that

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[1] All corporations incorporated on or after July 1, 1996 are governed by Section 141(c)(2). Bank of America Corporation was incorporated on July 31, 1998.

[2] See Hollinger Int'l Inc. v. Black, 844 A.2d 1022, 1079 n.131 (Del. Ch. 2004) (noting that Section 141(c)(2) authorizes the bylaws, within certain limits, to set forth the ceiling of powers a board committee may have), aff'd, 872 A.2d 559 (Del. 2005).

created Section 141(c)(2) provides: "This amendment is intended to simplify Section 141(c) and expand for corporations incorporated on or after July 1, 1996, the powers and authority that a board of directors may delegate to a committee of the board and to eliminate for such corporations the requirement that a committee of the board be formed by resolution passed by a majority of the whole board." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 141 at IV-23 (3d ed. 1999 Supp.) (emphasis added). As indicated by the underscored language above, it is the board of directors who has the power to designate a board committee. See also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1967) ("Under the new statute, the board may designate one or more directors as alternate members of a committee who replace an absent or disqualified member at any meeting.") (emphasis added); Lewis S. Black, Jr. and Frederick H. Alexander, Analysis of the 1996 Amendments to the Delaware General Corporation Law, at 312 (Prentice-Hall 1996) ("The 1996 amendments make two important changes to Section 141(c). First, the requirement that committees be appointed only by a majority of the whole board has been eliminated, so that the board can act to appoint a committee by a simple majority vote.") (emphasis added). Thus, it is the board of directors, and not one individual director, that has the power to designate the members of a committee of the board.

Finally, the "savings clause" which suggests the Chairman of the Board of Directors' authority to appoint the members of the Board Committee on US Economic Security is "consistent with ... applicable law" is a nullity. The "savings clause" does not resolve the conflict between the proposed bylaw that would enable a single director to appoint the members of a board committee and the dictates of the General Corporation Law. Section 141(c)(2) of the General Corporation Law does not permit a single director to appoint the members of a board committee. Rather, Section 141(c)(2) grants only the board of directors the power to constitute a committee of the board. Accordingly, there is no means by which the Chairman of the Board of Directors can act "consistent with applicable law" to appoint the members of the proposed Board Committee on US Economic Security.

The Proposal, if implemented, would enable a single director, the Chairman of the Board, to "appoint the members of the Board Committee on US Economic Security." Because the power to constitute a committee of the Board is a power specifically conferred upon the whole Board by Section 141(c)(2) of the General Corporation Law, a bylaw that purports to confer upon the Chairman of the Board the authority to appoint the members of a board committee would violate the General Corporation Law. Accordingly, implementation of the Proposal would violate the General Corporation Law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

END